UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Exhibits

Exhibit 23.1 –

Consent of Ernst & Young Audit S.A.S. to the incorporation by reference in the Registration Statement (Form F-3 No. 333-256623) and in the related Prospectus of their report dated October 26, 2021, with respect to Interconexión Eléctrica S.A. E.S.P.’s Audited Consolidated Financial Statements as of and for the year ended December 31, 2020.

Exhibit 99.1 –	Ecopetrol S.A.’s Unaudited Interim Condensed Consolidated Financial Statements for the nine-month periods ended September 30, 2022 and 2021 and as of September 30, 2022.

Exhibit 99.2 –

Unaudited Condensed Combined Pro Forma Financial Information for the year ended December 31, 2021, giving effect to Ecopetrol S.A.’s acquisition of 51.4% of the outstanding shares of Interconexión Eléctrica S.A. E.S.P.

Exhibit 99.3 –	Interconexión Eléctrica S.A. E.S.P.’s Audited Consolidated Financial Statements as of and for the year ended December 31, 2020.

Exhibit 99.4 –	Interconexión Eléctrica S.A. E.S.P.’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021 and for the six-month periods ended June 30, 2021 and 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

	By:	/s/ Pedro Manrique Gutiérrez
		Name:	Pedro Manrique Gutiérrez
		Title:	Acting Chief Executive Officer and Legal Representative
January 10, 2023

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the nine-month periods ended September 30, 2022 and 2021 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 26, 2022 (which we refer to as the “2021 Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the 2021 Form 20-F, with our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2022 and 2021 and as of September 30, 2022, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim condensed consolidated financial statements”), and the unaudited condensed consolidated pro forma financial information for the year ended December 31, 2021, which is included as Exhibit 99.2 to this Form 6-K. We hereby designate this report on Form 6-K (which we refer to as this “Form 6-K”) as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included in the 2021 Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2022 and 2021 were prepared in accordance with IAS 34 – “Interim Financial Reporting” as issued by the IASB.

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol S.A.

Our unaudited condensed combined pro forma financial information for the year ended December 31, 2021 present the combined financial information of Ecopetrol and Interconexión Eléctrica S.A. E.S.P. (“ISA”), adjusted to give effect to the acquisition consummated on August 20, 2021 pursuant to the Inter-Administrative Share Purchase Agreement signed by Ecopetrol with the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público, “MHCP” or the “Nation”) on August 11, 2021 in accordance to which Ecopetrol agreed to acquire 51.4% of the outstanding shares of ISA from the MHCP (the “Acquisition”) for the purchase price set forth therein (the “pro forma financial statements”) as if the Acquisition had been consummated as of January 1, 2021 (see Exhibit 99.2 to this Form 6-K). The pro forma financial statements included herein are not necessarily indicative of the results of operations that would have actually occurred had the Acquisition been consummated as of the dates indicated, nor is it indicative of the future operating results of the combined company. In addition, the historical financial information of ISA included in this Form 6-K may not be representative of our future financial results or of ISA’s business performance. See “Risk Factors—Risk factors related to the Acquisition.”

ISA’s historical financial information included in this Form 6-K was prepared in accordance with current financial information standards accepted in Colombia (“Colombian IFRS”). There would be no material differences between ISA’s Colombian IFRS financial statements and the same financial statements if they had been prepared in accordance with IFRS, as issued by the IASB.

Ecopetrol also files financial information with the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia or the “SFC” by its acronym in Spanish), which information is prepared in accordance with Colombian IFRS. Ecopetrol’s financial information under Colombian IFRS filed with the SFC is not directly comparable to its financial information presented under IFRS-IASB in this report on Form 6-K or its filings with the SEC.

Overview

Our consolidated financial results for the first nine months of 2022 reflect the overall positive effect of favorable crude oil price environment, characterized by higher Brent oil prices during this period as compared to the same period of 2021, despite global geopolitical challenges and inflationary pressures. As of the first nine months of 2022, crude oil prices averaged 102.5 US$/bl, an increase of 34.5 US$/bl as compared to the average price for the first nine months of 2021. In addition, our positive results were also driven by various other factors, including  increased production in domestic and international operations, higher sales volume and the strong performance of our subsidiaries. See “Ecopetrol’s results of operations for the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021” below.

On the demand front, concerns about inflationary pressures, the uncertainty of the war between Russia and Ukraine, rising interest rates, and the COVID-19 contagion spikes in China, which have led Chinese authorities to re-impose lockdowns, have all affected economic activity. Such dynamic global geopolitical and economic context have led several analysts and the Organization for Economic Co-operation and Development (“OECD”) to reduce their global growth forecast, with the OECD updating its global GDP growth forecast for 2022 from 4.5% to 3.0% and for 2023 from 3.2% to 2.2%.

On the supply front, Brent oil prices, which initially benefited from the strong demand trends in the first half of 2022, including expectations of lower supplies of Russian oil and refined products due to European and US sanctions, have stabilized in the face of weakened demand and a strong Russian supply that has defied initial expectations. This combination of factors has resulted in a build-up of crude inventories in the OECD countries, which has pressured crude oil prices downwards, despite the efforts undertaken by the Organization of the Petroleum Exporting Countries (“OPEC”) and ten of the world’s major non-OPEC oil-exporting nations, including Russia (“OPEC+”) to balance the market, resulting in OPEC+’s October announcement to cut production by 2 mmbd. Brent oil prices, which peaked at 118 US$/bl in June, have fallen to 91 US$/bl in November. On December 2, 2022, the Group of Seven nations and Australia announced that they were joining the European Union in imposing a US$60.00 price cap on Russian oil, which became effective on December 5, 2022. We cannot predict the effect that such cap may have on oil prices.

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to or receive payments from the Fuel Price Stabilization Fund (“FEPC” for its Spanish acronym), a fund assigned and administered by the MHCP to attenuate, in the domestic market, the impact of fluctuations on fuel prices in international markets. As a result, the strengthening of the Brent price indicator has resulted in an increase in amounts due to Ecopetrol from the FEPC. See “Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC)” in our 2021 Form 20-F. On May 31, 2022, the MHCP announced an agreement with Ecopetrol to settle approximately COP$14.1 trillion of accounts receivable as of March 31, 2022, owed to Ecopetrol by the FEPC. As part of the FEPC accounts receivable settlement agreement, as of the date of this Form 6-K, the MHCP contributed approximately COP$7.4 trillion in cash and approximately COP$6.8 trillion were offset from the Nation’s dividends from Ecopetrol for 2021 which were declared in 2022. In accordance with what was expressed by the MHCP, the portion of the extraordinary dividend corresponding to the Nation was used to offset the compensation due to Ecopetrol from the Nation pursuant to the FEPC and therefore did not imply a cash outflow. The payment to the minority shareholders was made on June 30, 2022. We believe the settlement agreement strengthens our financial and liquidity position to enable us to pursue our investment plan for 2022 and going forward. As of September 30, 2022, the cumulative balance of the FEPC account receivable was COP$20.4 trillion.

On June 14, 2022, the Government of Colombia (the “Government”) announced an update to the Medium-Term Fiscal Framework (“MFMP”, by its acronym in Spanish), a document that establishes the macroeconomic and fiscal strategy for the country in the medium term, including an exhaustive analysis of the FEPC situation, given its important fiscal implications. According to the MFMP update, the Government expects to transfer to the FEPC approximately COP$19.1 trillion in 2023, as well as COP$8.6 trillion and COP$0.8 trillion, in 2024 and 2025, respectively. On December 23, 2022, the Government made an extraordinary payment of COP$4.0 trillion in connection with the FEPC balance due to the Cartagena Refinery for the second and third quarters of 2022. The payment was composed of COP$3.0 trillion in cash and COP$1.0 trillion in Government treasury notes. We believe the payment and the update to the MFMP illustrates the Government’s commitment to recognize and pay Ecopetrol’s accounts receivable from the FEPC. Although we can offer no assurance, the MFMP update also anticipated a gradual convergence of domestic and international liquid fuel prices, and a structural reform to the fund that guarantees self-sustainability, which occurrence we believe could help reduce the impact of FEPC-related accounts receivable on our working capital.

As we continue our efforts and focus on energy transition, we have selected Total Eren and Électricité de France (EDF) from France, Siemens from Germany, H2B2 from Spain, Empati from the United Kingdom and Mitsui from Japan, as strategic partners to develop our strategic plan to develop low carbon hydrogen projects that is expected to contribute to Ecopetrol S.A.’s and its consolidated subsidiaries’ (the “Ecopetrol Group”) CO2 emission reduction goal by 2050. In June, we started working with these six companies to formulate an action plan that will strengthen the development of our low-carbon hydrogen strategic plan with specific projects to decarbonize the production of hydrogen from refineries, as well as initiatives for industrial use and sustainable mobility.

During the third quarter of 2022, the pilot test for the production of green hydrogen at the Cartagena Refinery was successfully completed. We intend to apply the knowledge obtained therein toward other large-scale projects. The electrolyzer is now part of Esenttia’s assets, and Esenttia is currently finalizing the technical details for its transfer and subsequent start of activity in industrial conditions.

Colombian presidential elections were held on June 19, 2022 with Gustavo Petro receiving the majority of the vote with 50.4% of the votes casted, and he was sworn in as President of Colombia on August 7, 2022. On August 8, 2022, the MHCP submitted a tax reform bill to Congress proposing several changes to the Colombian tax regime. The tax reform bill was approved by Congress on November 17, 2022 and was sanctioned by President Petro as Law 2277 of 2022 on December 13, 2022. See “Risks Related to Colombia and the Region’s Political and Regional Environment”.

2023 Investment Plan

In December 2022, the Board of Directors approved between COP$25.3 trillion and COP$29.8 trillion for the 2023 investment plan (the “Investment Plan”) at US$80/Bl Brent. The Ecopetrol Group expects to allocate approximately 66% of these investments to projects in Colombia and the remainder to the positioning and development of the Ecopetrol Group’s operations in the United States, Brazil, Peru and Chile.

We believe the Investment Plan approved by the Board of Directors, is aligned with the Ecopetrol Group’s commitment to accelerate the energy transition path and Colombia’s energy security in line with the 2040 strategy “Energy That Transforms.”  As such, approximately 23% of the Investment Plan expected allocations seek to cement diversification into new low-emission businesses, including investments in hydrogen production, renewable energies, carbon capture, and electricity transmission.

The Investment Plan also includes investments of between COP$3.6 trillion and COP$4.1 trillion for exploration and production projects in the Piedemonte Llanero, Continental Caribbean, and Caribbean Offshore, which support our commitment to achieve gas self-sufficiency.

The Investment Plan expects the Ecopetrol Group’s hydrocarbon production to range between 720 thousand and 725 thousand barrels equivalent per day in 2023, a refining throughput between 420 thousand and 430 thousand barrels per day, with transported volumes to exceed one million barrels per day, seeking to support continuity of fuel import substitution and the stability of the country’s trade balance.

In terms of our electric power transmission business, the Investment Plan allocates approximately COP$5.4 trillion, primarily to support more than 6,000 kilometers of new transmission lines for non-conventional renewable energies.

The Investment Plan also continues the Ecopetrol Group’s focus on energy transition and sustainability strategy, strengthening socio-environmental investment programs, deepening digital transformation, and accelerating the development and implementation of technologies to optimize operations throughout the chain. Accordingly, the plan includes expected investments of (i) close to COP$2.3 trillion in decarbonization, integrated water management, and fuel quality improvement projects, among others, (ii) COP$472 billion to social investment resources for regional development and the well-being of communities amounts to, focused on road infrastructure, education, and access to public services such as water and gas and (iii) more than COP$405 billion to science, technology, and innovation projects, which we believe are essential to leverage business development and catalyze progress in technologies for the energy transition.

Risks Related to Our Business

We have made and may make significant investments in acquisitions and joint ventures and have made and may make significant divestments, and we may not realize the expected value of any such investments.

We have acquired interests in several companies in Colombia and abroad, including a joint venture with Occidental Petroleum Corp. in the U.S. Permian Basin in 2019, and may continue to do so from time to time. For example, in August 2021, as part of our strategy and focus on energy transition, we consummated the ISA Acquisition. See sections “Business Overview—Our Corporate Structure and Related Party and Intercompany Transactions––ISA Acquisition” in our 2021 Form 20-F.

Obtaining the expected benefits of the acquisitions, including ISA’s, or joint venture investments, will depend, in part, on our ability to: (i) obtain the expected results of operations and financial condition from these acquisitions or joint venture investments, (ii) manage different sets of assets and operations and integrate distinct corporate cultures or investment goals, (iii) manage our objectives as a corporate group, and (iv) institute our corporate governance rules as well as other factors beyond our control such as the economic and regulatory environment in countries in which we have made acquisitions or joint venture investments, as well as all other risks affecting the oil and gas industry or the industries of the businesses we acquire or invest in. See “Legal Proceedings and Related Matters––Interconexión Eléctrica S.A.” in our 2021 Form 20-F.

In addition, consistent with SEC guidance on recent acquisitions, our fiscal year ended December 31, 2022 is the first year in which we will include ISA in management’s assessment over internal controls as part of the completion of our annual report on Form 20-F for the fiscal year ended December 31, 2022. As of the date of this report on Form 6-K, the evaluation of ISA’s internal controls is still ongoing and thus we are not able to offer any assurance as to the final results of that evaluation.

Similarly, in our shale operations in the U.S., the ability to drill and develop different locations is subject to uncertainties such as natural gas and oil prices, drilling and production costs, availability of drilling services and equipment, lease acquisitions and expirations, processing capacity constraints, pipeline transportation bottlenecks, access to and availability of water sourcing and distribution systems, regulatory approvals, among others. We cannot assure that all the well locations we have identified will ever be drilled or if we will be able to produce natural gas or oil at the planned levels. As a result, our efforts may not succeed and our failure to successfully obtain the expected results from our acquisitions or joint venture investments could adversely affect our financial condition and results of operations.

Risks Related to Colombia and the Region’s Political and Regional Environment

Changes in economic policies in Colombia, Peru, Brazil and Chile could materially adversely affect our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by changes in the political climate of Colombia, Peru, Brazil and Chile to the extent that such changes affect the economic policies, growth, stability, outlook or regulatory environment of these countries.

With respect to Colombia, for the year ended December 31, 2021, revenues derived from Colombia represented 94% of our total revenues. The Colombian Government has historically exercised substantial influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia and on market conditions. Each of the President of Colombia and the Colombian Central Bank have considerable power to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect us. We cannot predict which policies will be adopted by the Government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

The Colombian parliamentary elections were held on March 13, 2022, the results of which suggested a fragmented Congress despite left-wing parties increasing their overall representation. On August 7, 2022, Gustavo Petro was sworn in as the new President of Colombia. During his presidential campaign, Mr. Petro indicated support for certain changes to Colombian oil exploitation policies to make Colombia less dependent on the oil industry and to accelerate the transition to cleaner energy sources, as well as support for pension and tax reforms. In the first months of Mr. Petro’s Government, the current Minister of Mines and Energy, Irene Vélez Torres, discussed the possibility of suspending new agreements for oil exploration, while respecting the agreements currently in place. Notwithstanding this, on November 3, 2022, she announced that the Colombian Government does not intend to end oil exploration and extraction in Colombia, and that instead, the Colombian Government intends to promote an energy transition to support the reliability and stability of the energy system. Furthermore, in the context of such energy transition, the Colombian Government presented the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia” during the United Nations Conference on Climate Change COP27 in Egypt in November 2022. This roadmap is designed to be built through technical analysis and together with existing regulations such as Law 2099 of 2021 and CONPES 4075 of 2022. Moreover, the Colombian Government has presented a bill to definitively prohibit fracking in Colombia. At this time, it is unclear how such policies may affect our business, what form they could take, or whether we would need to adjust our business strategy to any such policies. Furthermore, although throughout recent history elected governments (and the Colombian Congress as well) have pursued free market economic policies with almost no economic interventions, we cannot predict which policies, if any, will be adopted by the new Government and/or congress and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

On August 8, 2022, the MHCP submitted a tax reform bill to Congress proposing several changes to the Colombian tax regime. The tax reform bill was approved by Congress on November 17, 2022 and was sanctioned by President Petro as Law 2277 of 2022 on December 13, 2022. The tax reform will become effective starting January 1, 2023. The tax reform includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, (ii) an increase in the dividend tax rate for local and foreign shareholders, (iii) an increase in the long-term capital gains tax rate (increasing from 10% to 15%); (iv) the elimination and the limitation of specific tax benefits and exemptions, such as the rule that exempted the taxing of capital gains from the sale of publicly listed shares (currently applicable to sale of less than 10% of the total shares in circulation, which would be limited to 3% of the total shares in circulation as from 2023), (v) an income tax surcharge for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and based on international prices, (vi) non-deductibility of royalties and (vii) the introduction of a minimum tax based on effective tax rate determined on accounting profits. Finally, the Colombian Government has recently presented an initial outline of pension reform. The Colombian Government announced that the pension reform will be submitted for Congressional approval in 2023. However, at this time it is unclear how such reform could affect the Colombian economy or our business.

With respect to Brazil, for the year ended December 31, 2021, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues. Brazilian markets have experienced heightened volatility due the uncertainties from ongoing investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future. On January 1, 2019, Jair Bolsonaro took office as Brazil’s President. During the first round of the Brazilian presidential elections held on October 2, 2022, former President Luiz Inácio Lula da Silva received 48.40% of the votes and Mr. Bolsonaro obtained 43.23% of the votes. A run-off election was held on October 30, 2022 and Mr. Lula da Silva was elected with 50.90% of the total votes and was sworn into office on January 1, 2023. Changes in economic or other policies by Mr. Lula da Silva’s administration could negatively affect our industry in general, or our Brazilian subsidiaries’ results of operations, in particular.

With respect to Peru, for the year ended December 31, 2021, revenues derived from our consolidated subsidiaries in this country represented 1% of our total revenues. Peru’s most recent general presidential elections took place in April 2021. Following a run-off between the two top contenders on June 6, 2021, Pedro Castillo was elected as Peru’s president. On December 7, 2022, Mr. Castillo announced his intention to dissolve the Peruvian Congress and to intervene, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his destitution and arrest. Mr. Castillo was succeeded by his then vice-president, Dina Boluarte. Following Mr. Castillo’s destitution, a wave of protests in support of Mr. Castillo erupted across the country, which led President Boluarte to declare a state of emergency across several regions in Peru on December 12, 2022 and call for congressional approval of a bill to permit early elections in 2024. As of the date of this report on Form 6-K, the bill for early congressional elections was initially approved by the Peruvian Congress but is pending a second round of approval as it would require a possible amendment to the Peruvian Constitution. These events have further increased the environment of political uncertainty in Peru, and gave way to further discussions about a possible reform of the Peruvian Constitution, which is based on free market, contractual liberty, and minimal governmental intervention in the economy. There is uncertainty as to whether President Boluarte will obtain the required qualified majorities in order to modify the Peruvian Constitution. We cannot assure that policies against free market and minimal intervention of the government in the Peruvian economy will not be taken by the new administration or any new Congress. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition, and results of operations. Changes in economic or other policies by the Peruvian government or other political developments in Peru could adversely affect the business, financial condition, and results of operations of our subsidiaries.

With respect to Chile, for the year ended December 31, 2021, revenues derived from our consolidated subsidiaries in this country represented 1% of our total revenues. In 2019, following social unrest and protests, the Chilean government called for a constitutional assembly to reform the Chilean constitution. In May 2021, the Chilean government established a constitutional assembly to write a new constitution, which was rejected by 61.86% of the votes cast on a referendum that took place on September 4, 2022. Though the Chilean congress has started work on setting parameters for how to start over on a new constitution, the old constitution will remain in effect in the meantime. We cannot predict when or whether a new constitution will be approved, or the impact it may have on the regulatory framework governing our subsidiaries’ operations. Furthermore, in December 2021, Chile elected a new President, Gabriel Boric, who took office on March 11, 2022. Mr. Boric is part of a coalition made up of several political parties from the Chilean left wing and we cannot predict what policies will be adopted by Mr. Boric’s government and whether those policies would have a negative impact on the Chilean economy or our industry sector in Chile or our Chilean subsidiaries’ business and financial performance.

We cannot provide any assurances that political or social developments in Colombia, Peru, Brazil, or Chile over which we have no control, will not have an adverse effect on our respective economic situations and will not adversely affect the business, financial condition and results of operations of our consolidated subsidiaries and their ability to pay dividends or make other distributions to us. This could have a material adverse effect on our business, results of operations, and financial condition.

Ecopetrol’s results of operations for the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021.

The following table sets forth the components of Ecopetrol’s unaudited interim condensed consolidated income statement for the nine-month periods ended September 30, 2022 and 2021.

	For the nine-month period
	ended September 30,
	2022	2021	% Change

	(unaudited)
	(in millions of Colombian pesos)
Revenues	119,898,794	60,085,808	99.5%
Cost of sales	(65,458,241)	(36,449,442)	79.6%
Gross profit	54,440,553	23,636,366	130.3%
Operation and project, administration and other operating expenses	(5,980,821)	(4,363,197)	37.1%
(Impairment) recovery of non-current assets	(5,516)	1,763	-412.9%
Operating income	48,454,216	19,274,932	151.4%
Financial results	(5,366,006)	(2,180,191)	146.1%
Share of profit of associates and joint ventures	656,680	225,914	190.7%
Profit before income tax	43,744,890	17,320,655	152.6%
Income tax	(16,214,065)	(6,045,669)	168.2%
Net profit for the period	27,530,825	11,274,986	144.2%

Net profit attributable to:
Owners of parent	24,770,909	10,217,081	142.4%
Non‑controlling interest	2,759,916	1,057,905	160.9%
Net profit for the period	27,530,825	11,274,986	144.2%

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas, refined and petrochemical products, services associated with the transportation of hydrocarbons and energy transmission and toll roads, for the nine-month periods ended September 30, 2022 and 2021.

	For the nine-month period ended
	September 30,
	2022	2021	% Change

Crude oil:	(Unaudited)
Local sales (mbod)	2.2	2.4	-8.3%
Foreign sales (mbod)	409.7	347.3	18.0%
Average price per local barrel (USD/bl)	89.0	56.5	57.5%
Average price per export barrel (USD/bl)	95.5	63.7	49.9%

Natural gas:
Local sales (mboed)	97.8	90.2	8.4%
Foreign sales (mboed)	5.1	3.0	70.0%
Average local price (USD/bl)	27.3	24.9	9.6%
Average export price (USD/bl)	32.5	12.8	153.9%

Refined products (including petrochemicals and industrial products):
Local sales (mboed)	363.1	309.3	17.4%
Foreign sales (mboed)	85.2	100.9	-15.6%
Average local price per barrel (USD/bl)	129.2	78.8	64.0%
Average export price per barrel (USD/bl)	90.0	66.8	34.7%

Services Revenues with third parties: (in millions of Colombian pesos):
Electric Power Transmission and Toll Roads Concessions *	9,578,562	1,035,873	824.7%
Transportation	1,995,275	1,795,516	11.1%

*Reflects revenues attributable to ISA’s operations, which for the period ending September 30, 2021 only reflected one month of operation as a result of the consummation of the Acquisition in August 2021.

In the nine-month period ended September 30, 2022, total revenues increased by 99.5% (COP$59,812,986 million) as compared to the same period in 2021, as a result of:

●	A COP$34,549,562 million increase in revenues primarily due to a 53.9%, or US$35.2 per barrel, increase to the average prices of our crude oil basket, natural gas and refining products.
●	A COP$9,083,640 million increase in revenues, resulting from the depreciation of the Colombian peso against the U.S. dollar from an average exchange rate of COP$3,697.10/US$1.00 for the nine-month period ended September 30, 2021 to an average exchange rate COP$4,069.33/US$1.00 for the same period in 2022.
●	A COP$8,919,992 million increase in services revenue, primarily reflecting a full nine months of ISA’s consolidated revenues for COP$8,544,596 million as compared to only one month of recorded service revenues following the Acquisition during the same period in 2021.
●	A COP$7,259,792 million increase in revenues attributable to a 12.9% increase in sales volume, or 110.1 mboed, primarily as a result of the combined net effect of:
-

Higher volumes sold of crude oil by 62.2 mboed, or COP$4,036,258 million, primarily attributable to: (i) higher sales volume due to increased deliveries to customers, (ii) increased evacuation of crude oil as a result of improved operations due to Tanker Loading Unit (“TLU”) maintenance in 2021, and (iii) increased crude oil production. This increase was partially offset by lower demand from our refineries due to lower throughput during the first nine months of 2022.

-

Higher volumes sold of refined products and petrochemicals by 38.2 mboed, or COP$3,003,052 million, due to increased sales of diesel and gasoline, primarily due to the strengthening of domestic fuel demand, which in turn was mainly due to higher economic activity as a result of the relaxation of the restrictions associated with the COVID-19 pandemic. This increase was partially offset by a decrease in exports of middle distillates, due to a decrease in refining production as a result of scheduled maintenance at the Cartagena Refinery.

-

Higher volumes sold of gas by 9.7 mboed, or COP$220,482 million, principally due to the recovery in demand mainly due to higher economic activity as a result of the relaxation of the restrictions associated with the COVID-19 pandemic and the increase in gas production in the Permian basin.

Costs of Sales and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the nine-month period ended September 30, 2022 and 2021.

	For the nine-month period ended
	September 30,
	2022	2021	% Change

	(unaudited)
	(in millions of Colombian pesos)
Fixed cost of sales	(15,082,393)	(9,500,260)	58.8%
Variable cost of sales	(50,375,848)	(26,949,182)	86.9%
Total cost of sales	(65,458,241)	(36,449,442)	79.6%
Operation and project, administration and other operating expenses	(5,980,821)	(4,363,197)	37.1%
(Impairment) recovery of non-current assets	(5,516)	1,763	-412.9%
Operating income	48,454,216	19,274,932	151.4%

Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion:

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales increased by 58.8% (COP$5,582,133 million) in the nine-month period ended September 30, 2022 as compared to the same period in 2021, in part due to the increase in inflation, which increased from 4.51% in 2021 to 11.44% in 2022, as well as the net effect of:

●	A COP$3,549,597 million increase, primarily reflecting a full nine months of ISA’s consolidated fixed costs, as compared to only one month of recorded costs following the Acquisition during the same period in 2021;
●	A COP$1,214,527 million increase in the costs of professional services, maintenance and other operational activity costs, primarily as a result of (i) the increased execution of operational activities mainly due to the continued increase of economic activity related to the loosening of restrictions associated with the COVID-19 pandemic, (ii) price increases for supplies as a consequence of periodic adjustments pursuant to contractual provisions with suppliers, and (iii) the negative effect on Colombian peso costs of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar.
●	A COP$441,516 million increase in depreciation and amortization mainly due to: (i) increased levels of capital expenditures, (ii) increased crude oil production in the Permian basin and Ecopetrol S.A., and (iii) the effect of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar on the depreciation registered by Ecopetrol S.A.’s subsidiaries that use the U.S. dollar as functional currency. The foregoing was partially offset by a lower depreciation rate as a result of an increase in reserves during 2021.
●	A COP$252,992 million increase in labor costs mainly due to salary increases compared to the previous year and increase in the cost of health services; and
●	A COP$123,501 million decrease in other minor items.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales increased by 86.9% (COP$23,426,666 million) in the nine-month period ended September 30, 2022 as compared to the same period in 2021, primarily as a result of:

●	A COP$20,150,886 million increase in the purchase costs of crude oil, gas and refined products, mainly due to the net effect of:
-	A COP$13,530,394 million increase primarily due to higher average purchase prices in line with the increase in international benchmark prices during the nine-month period ended September 30, 2022;
-

A COP$3,177,908 million increase in volumes purchased from third parties, mainly due to (i) higher imported refined products, which in turn was a result of higher fuel import requirements to meet the economic reactivation in the domestic market and (ii) the scheduled maintenance at our refineries; and

-

A COP$3,442,584 million increase as a result of the depreciation of the Colombian peso against the U.S. dollar from an average exchange rate of COP$3,697.10/US$1.00 for the nine-month period ended September 30, 2021 to an average exchange rate COP$4,069.33/US$1.00 for the same period in 2022.

●	A COP$2,152,132 million increase due to increased realization of inventories as a result of (i) increased deliveries to customers, and (ii) increased evacuation of crude oil primarily as a result of improved operations due to TLU maintenance in 2021.
●	A COP$322,448 million increase in the payment of gas royalties in cash, a result of increased production and a higher settlement price compared to same period in 2021.
●	A COP$300,683 million increase in electric energy costs, primarily due to higher energy rates and increased purchases in the National Electric System (SEN) mainly as a result of the unavailability of certain of our electricity generation plants during the first nine months of 2022 mainly due to scheduled maintenance.
●	A COP$205,018 million increase in transportation costs, mainly due to: (i) higher volumes transported through our systems, (ii) the negative effect on our Colombian peso costs in U.S. dollar terms of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar; and (iii) the annual increase of pipeline fees in accordance with applicable Colombian regulation.
●	A COP$184,723 million increase in costs of materials, mainly due to an increase in operating activities in all of our segments and the negative impact on the costs measured in U.S. dollar terms of the depreciation of the Colombian peso against the U.S. dollar.
●	A COP$110,776 million increase in other minor items.

Operation and project, administration and other operating expenses

In the nine-month period ended September 30, 2022 as compared to the same period in 2021, our operation and project, administration and other operating expenses increased by 37.1% (COP$1,617,624 million), mainly due to:

●	A COP$749,503 million increase in operating expenses, primarily reflecting a full nine months of ISA’s consolidated operating expenses, as compared to only one month following the Acquisition during the same period in 2021
●	A COP$345,338 million increase in commissions, fees, freights and services mainly related to the increase in sales made under the “Delivery At Place” (“DAP”) incoterm rules in the first nine months of 2022 as compared to the same period in 2021;
●	A COP$253,757 million corresponding to the write-off of the Rydberg project by Ecopetrol America as a consequence of the negative result of the technical and economic feasibility analysis performed;

●	A COP$203,771 million increase in tax expenses, primarily relating to an increase in industry and commerce taxes payable due to an increase in revenues in the first nine months of 2022 as compared to the same period in 2021;
●	A COP$116,875 million increase in labor costs mainly due to salary increases compared to the same period in 2021;
●	A COP$101,297 million increase in exploration expenses, mainly due to an increase in unsuccessful well exploration activities;
●	A COP$70,107 million increase associated with higher expenses related to social investment projects; and
●	A COP$49,687 million increase in other minor items.

The factors discussed above were partially offset by COP$272,711 million in operating income resulting mainly from the sale of assets in the CEGOC area (Casanare, Estero, Garcero, Orocue and Corocora) in August 2022.

(Impairment) recovery of non-current assets

In the nine-month periods ended September 30, 2022 and 2021 we did not recognize significant impairment expenses or reversals, as there were no trigger events that required the recognition of additional impairments to those recorded at the end of 2021 and 2020.

Financial results

The following table sets forth our financial results for the nine-month periods ended September 30, 2022 and 2021.

	For the nine-month period ended
	September 30,
	2022	2021	% Change

	(unaudited)
	(in millions of Colombian pesos)
Foreign exchange (loss) gain	(377,527)	351,341	-207.5%
Interest expense related to loans and borrowings	(3,886,375)	(1,867,718)	108.1%
Financial cost from other liabilities (1)	(1,559,080)	(698,534)	123.2%
Other finance income (2)	456,976	34,720	1,216.2%
Financial results	(5,366,006)	(2,180,191)	146.1%
(1)	Includes the financial expenses related to updating abandonment costs liabilities, and the interest cost, net of post-employment benefits and other long-term employee benefits.
(2)	Includes financial cost from other liabilities for the nine-month periods ending in September 30, 2021 and 2022.

Our financial results (expense) increased by COP$3,185,815 million, primarily as a result of the net effect of:

●	A COP$1,964,120 million increase primarily reflecting a full nine months of ISA’s consolidated financial expenses, as compared to only one month following the Acquisition during the same period in 2021;
●	A COP$771,051 million increase due to foreign exchange losses as a result of the depreciation of the Colombian peso against the U.S. dollar;
●	A COP$564,673 million increase in interest expense mainly due to: (i) the increase in indebtedness measured in U.S. dollars incurred in 2021 by Ecopetrol to finance the Acquisition and (ii) the effect of the increase in interest accrued on such indebtedness denominated in U.S. dollars when translated into COP$ as a result of the depreciation of the Colombian peso against the U.S. dollar during the first nine months of 2022; and
●	A COP$114,029 million decrease in other minor items.

Profit before income taxes

Profit before income taxes increased by 152.6% in the nine-month period ended September 30, 2022, as compared to the same period in 2021, as a result of the above-mentioned factors.

Income tax

The effective income tax rate for the nine-month period ended September 30, 2022 was 37.1%, as compared to 34.9% for the same period in 2021. The variation in the effective income tax rate is mainly due to the increase in the nominal tax rate in Colombia from 31% to 35% as from January 2022.

Net profit attributable to equity holders of Ecopetrol

As a result of the foregoing, net profit attributable to the owners of Ecopetrol increased by 142.4% (COP$14,553,828 million) in the nine-month period ended September 30, 2022 as compared to the same period in 2021.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the nine-month period ended September 30, 2022 were: (i) net cash provided by operating activities in an amount of COP$24,875,337 million, (ii) cash obtained by the entering into new financing arrangements for an amount of COP$10,458,560 million, and (iii) cash from dividends received for COP$1,179,338 million.

Our principal uses of liquidity in the nine-month period ended September 30, 2022 were: (i) COP$15,263,400 million for interest and principal payments on our debt; (ii) COP$13,434,457 million for investments in natural and environmental resources and reserves, and additions to our property, plant and equipment and intangibles and (iii) dividend payments in cash amounting to COP$11,186,951 million.

As part of its comprehensive debt management strategy, in September 2022, Ecopetrol S.A. drew on an existing credit line for U.S.$1.2 billion originally contracted in August 2021 with Banco Bilbao Vizcaya Argentaria S.A. New York Branch, Banco Santander, S.A., JPMorgan Chase Bank, NA, Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia (the “Committed Credit Line”). The proceeds from such disbursement were fully allocated to an early partial prepayment of the loan with Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia (the “Acquisition Loan”) used to finance the Acquisition (the “Acquisition Loan”). The Acquisition Loan was initially disbursed for US$3,672,000,000 in connection with the closing of the Acquisition and on November 2, 2021, Ecopetrol S.A. prepaid US$2.0 billion of the outstanding US$3,672,000,000 principal amount under the Acquisition Loan using approximately US$1,995,500,000 in net proceeds from the offering of its 4.625% Notes due 2031 and its 5.875% Bonds due 2051, plus US$4,500,000 of cash on hand.

On December 19, 2022, we also entered into a credit agreement for US$1,000,000,000 with The Bank of Nova Scotia and Sumitomo Mitsui Banking Corporation as authorized by the MHCP to (i) refinance the outstanding amount under the non-revolving committed line entered on September 20, 2018 with Mizuho Bank Ltd., The Bank of Nova Scotia and Banco Sabadell, which was authorized by the MHCP pursuant to Resolution No. 2733 of September 04, 2018; and (ii) make payments on the principal maturities of the Cartagena Refinery loans assumed by the Ecopetrol as authorized by the MHCP pursuant to Resolution No. 4112 of December 7, 2017.

On December 23, 2022, the Government made an extraordinary payment of COP$4.0 trillion in connection with the FEPC balance due to the Cartagena Refinery for the second and third quarters of 2022. The payment was composed of COP$3.0 trillion in cash and COP$1.0 trillion in Government treasury notes.

For 2022, on a consolidated basis, we expect our major cash needs to include planned capital expenditures ranging between US$4.8 billion and US$5.8 billion.

Use of Funds

Capital Expenditures

We plan to meet our budgeted organic capital expenditures for 2022 mainly through cash from internal cash generation.

Cash from operating activities

Net cash provided by operating activities increased by 115.8%  or COP$13,348,719 million in the nine-month period ended September 30, 2022, as compared to the same period in 2021, mainly as a result of (i) a more favorable crude oil price environment boosted by our ability to capture better negotiation of crude oil and product spreads, (ii) solid performance in most of our segments as described above, and (iii) cost efficiency measures implemented since 2021. These results were primarily partially offset by an increase in accounts receivable due from the FEPC, which in turn was due to the strengthening of the Brent price indicator which has resulted in an increase in amounts due to Ecopetrol from the FEPC.

Cash used in investing activities

For the nine-month period ended September 30, 2022, net cash used in investing activities decreased by 33.8% or COP$5,642,017 million as compared to the same period in 2021. This decrease is mainly the result of  the non-recurring effect of the COP$9,316,465 million in cash used for the Acquisition during the first nine months of 2021, which was not present in the nine-month period ended September 30, 2022. This decrease was partially offset by a (i) COP$1,962,092 million increase in cash provided by investing activities as a result of (a) COP$1,084,683 million received from the payment of dividends, (b) COP$482,516 million from interest payments and (c) COP$394,893 million in proceeds from the sales of assets, mainly from the sale of assets in the CEGOC area (Casanare, Estero, Garcero, Orocue and Corocora); (ii) COP$4,681,642 million increase in cash used in investing activities in connection with capital expenditures related to the Ecopetrol and ISA ongoing projects at Caño Sur, Castilla, Chichimene, Cusiana, and Rubiales fields (Caribbean Coast Interconnection, UPME 09-2016 Copey–Cuestecitas, UPME 06-2018 New Substation El Rio 220kV, among others); (iii) a COP$1,962,092 million decrease in cash provided by the investment portfolio as a consequence of lower sales of securities, which in turn was partially offset by an increase in other minor items, such as interest payments received from deposits and other investments.

Cash used in (provided by) financing activities

For the nine-month period ended September 30, 2022, net cash used in financial activities was COP$16,318,312 million compared to net cash provided by financing activities of COP$10,016,777 million for the same period in 2021, which represents an increase in cash used of COP$26,335,089 million, mainly due to: i) a COP$14,647,651 million increase related to the prepayment of debt, primarily due the early partial prepayment of the Acquisition Loan and lower incurrence of debt; (ii) a COP$9,762,495 million increase as a result of the payment of dividends, (iii) a COP$1,829,030 million increase in interest payments primarily due to the consolidation of ISA’s results and the increase in indebtedness related to the Acquisition, and (iv) a COP$95,913 million increase due to other items. This increase in cash used in financing activities was partially offset by cash disbursed from an existing credit line for US$1.2 billion contracted by Ecopetrol in August 2021.

Dividends

On March 30, 2022, the Ordinary Shareholders’ Meeting approved the plan for distribution of Ecopetrol S.A.’s profits for the 2021 fiscal year, which included the distribution of dividends for an aggregate amount of COP$11,512,675 million, which comprised an ordinary dividend per share of COP$243 and an extraordinary dividend per share of COP$37, for a total dividend of COP$280 per share. Dividends to minority shareholders were paid on April 21, 2022. Dividends to the controlling shareholder were paid during 2022 in various installments.

On June 17, 2022, the Extraordinary Shareholders’ Meeting approved the distribution of a part of the occasional reserve as an extraordinary dividend for an amount of COP$6,907,605 million, for a dividend of COP$168 per share. This payment was made on June 23, 2022. The minority shareholders received a single payment. In the case of the controlling shareholder, dividends were used in full to offset the FEPC accounts receivable due to Ecopetrol.

During the nine-month period ended September 30, 2022, a total amount of COP$11,186,951 million in cash dividends have been paid to our shareholders, and a total amount of COP$6,788,385 million due to the Government as dividends have been offset against the FEPC accounts receivable due to Ecopetrol by the Colombian Government.

The COP$11,186,951 million cash dividends mentioned above have been distributed as follows:

●COP$2,110,779 million paid to minority shareholders;
●COP$7,926,666 million paid to the controlling shareholder; and
●COP$1,149,506 million paid by subsidiaries to non-controlling shareholders.

Other developments

In connection with the public action (acción popular) filed by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia (“Fundación Dilo”), which sought preliminary injunctive relief to prevent the MHCP from selling its ownership stake in ISA to Ecopetrol unless a competitive bid was undertaken, on February 3, 2022, the First Section of the Administrative Court of Cundinamarca (the “Cundinamarca Court”) issued a first instance ruling rejecting all claims. As the plaintiff did not file an appeal within the required period of time, on March 23, 2022, Ecopetrol requested the Cundinamarca Court to issue a final judicial decision giving effect to its decision from February 3, 2022. On May 9, 2022, the Cundinamarca Court issued the final judicial decision, which effectively concludes and closes the public action by Fundación Dilo.

In connection with the public action filed on December 14, 2021 with the Administrative Court of Antioquia (“Antioquia Court”) by Jaime Aristizábal Tobón, acting as president of the National Union of Electric Interconnection Workers S.A. (SINTRAISA, for its Spanish acronym), alleging that the transfer of ISA’s shares to Ecopetrol, violated the collective rights to administrative morality and public property, on February 17, 2022, the Antioquia Court declared all actions under this process void and rejected the lawsuit determining that the decision in the popular action process brought on by Fundacion Dilo had a res judicata effect. As the plaintiff did not file an appeal within the required period of time, on March 23, 2022, Ecopetrol requested the Antioquia Court to issue a final judicial decision giving effect to its decision from February 17, 2022. As of the date of this Form 6-K, the request for such final judicial decision is still pending.

For more information, see “Risk Review—Legal Proceedings and Related Matters—Interconexión Eléctrica S.A.” in our 2021 Form 20-F.

On December 19, 2022, we also entered into a credit agreement for US$1,000,000,000 with The Bank of Nova Scotia and Sumitomo Mitsui Banking Corporation as described above in “Liquidity and Capital Resources—Liquidity.”

On December 22, 2022, through Resolution 1654 of November 18, 2022, the SFC authorized the renewal of the term of the Company’s Program for the Issuance and Placement of Domestic Public Debt Bonds and Commercial Paper for an additional five years, until December 22, 2027 (the “Program”). The Program’s remaining capacity  is COP$2,100,000,000,000. No other amendments were made to the terms and conditions of the Program. Any offerings to be undertaken pursuant to the Program remain subject to approval by the SFC and any such approvals, if and when granted, do not imply any commitment or obligation on Ecopetrol to issue domestic debt securities or commercial paper.

Subsequent events

None, other than the subsequent events described above, and in note 33 to our unaudited interim condensed consolidated financial statements included in this Form 6-K.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “reach,” “seek,” “contemplate”, “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

●	changes in international crude oil and gas prices;
●	our exploration and production activities, including drilling;
●	import and export activities;
●	our liquidity, cash flow and sources of funding;
●	the results of our electric power transmission and toll roads activities through ISA and our ability to integrate ISA’s operations;
●	our projected and targeted capital expenditures and other cost commitments and revenues;
●	dates by which certain areas will be developed or will come on-stream; and
●	future growth and development of the energy industry.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia and other countries where we do business;
●	natural disasters, pandemics and other public health events, including the COVID-19 pandemic;
●	the Russian invasion of Ukraine;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change;
●	receipt of government approvals and licenses;

●	technical difficulties; and
●	other factors described in our press releases and filings with the SEC, including our 2021 Form 20-F.

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.